Atna Closes Private Placement

Vancouver, B.C. (December 15, 2003) Atna Resources Ltd (TSX: ATN) is pleased to announce that it has closed its previously-announced brokered private placement offering (the “Offering”) for gross proceeds of $2,299,850, which included the exercise of the 15% over-allotment or greenshoe option.

A total of 6,571,000 units (the “Units”) were issued at a price of $0.35 per Unit. Each Unit consists of one common share and one-half of one non-transferable share purchase warrant (“the Warrant”). Each whole Warrant will entitle the holder to acquire an additional common share at $0.45 for a period of one year from the closing date. The common shares and Warrants comprising the Units will be subject to a four month hold period.

Pacific International Securities Inc. (the "Agent") acted as agent.

The Agent was paid a commission equal to 10% of the gross proceeds of the Offering in a combination of cash and Units we well as agent’s options (“Agent’s Options”) equal to 10% of the number of Units sold under the Offering. Each Agent’s Option is exercisable into one unit (the “Agent’s Unit”) of Atna at $0.425 per Unit for a period of one year from the closing date. Each Agent’s Unit received upon exercise of the Agent’s Options shall be on the same terms as the Units sold to subscribers.

Atna has also paid the Agent $15,000 plus GST and 30,000 Units as a corporate finance fee.

The use of proceeds for this financing will be exploration and development as well as working capital requirements.

Atna Resources Ltd. is in the business of discovering and developing ore deposits. Our team of aggressive and innovative geologists is focused primarily on gold exploration in Nevada. The company targets early stage prospects, through to advanced deposits with defined resources. Atna leverages its exploration funding by recruiting joint venture partners, including agreements with Newmont Mining and Great Basin Gold. The company holds a diverse portfolio of gold, silver, zinc and copper properties in the United States, Canada, Mexico, and Chile. Atna trades on the Toronto Stock Exchange under the symbol ATN.

For further information contact:

ATNA RESOURCES LTD.
Michael Williams, Vice President
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: mwilliams@atna.com
http://www.atna.com